EXHIBIT 99.3

PRESS RELEASE

BGI, the investment office that manages the assets of Cascade Investment, L.L.C. and Bill & Melinda Gates Foundation Trust, owning in the aggregate approximately 15.6% of Republic Services, Inc. (“Republic”) and 2.3% of Waste Management, Inc. (“Waste”), today announced that it would not support the recent proposal made by Waste to acquire Republic.  BGI’s reasons include:

•                  At $34 per share, BGI believes Waste’s unsolicited cash offer significantly undervalues the business of Republic.  Republic’s shares traded above the offer price as recently as June 13, 2008 and it is the belief of BGI that the fundamentals of the business have not changed materially since that time.  Waste’s strong preliminary earnings report on July 14, 2008 is only confirmation of current industry conditions.

•                  BGI views the Waste proposal as hastily made, lacking in strategic rationale, and designed to impede the pending transaction between Republic and Allied Waste Industries, Inc. (“Allied”).

•                  BGI believes the regulatory process will be arduous and risky under the Waste proposal.  While any transaction involving market competitors is likely to include divestitures, the larger scale of the combined companies, local market dynamics, and the 1999 consent decree point to significant divestitures of high quality assets under Waste’s proposal.  BGI views this as a significant risk that will likely add delay and uncertainty to the transaction.

•                  The preliminary cost synergies proffered by Waste do not exceed those anticipated under Republic’s current stated strategic course of action and also lack sufficient clarity.  Given the significantly larger scale and additional risks of a potential transaction with Waste, BGI believes that the Waste proposal carries a high synergistic hurdle.

•                  It is the opinion of BGI that there is significant risk to the Waste proposal with regard to financing an all-cash deal, especially given current market conditions.  This could lead to delay, uncertainty, or an inability to complete the transaction.  BGI further believes that there is significant risk that the combined entity will not be able to sustain an investment grade credit rating.

•                  BGI believes that Republic has the best management team in the industry and is confident in management’s stated course of action, which promises to retain key management personnel from Republic in their present positions, including CEO James O’Connor and CFO Tod Holmes.

•                  While BGI appreciates the extraordinary strides that Waste has made in recent years under CEO David Steiner from the business issues it faced earlier in the decade, BGI believes that Waste still has a long road to travel towards reaching best execution.  As a result, BGI believes that this negatively reflects on Waste’s ability to integrate and manage a transaction of this magnitude and steward the well-run business of Republic.

•                  As a long-term shareholder of Republic, BGI believes that superior value for Republic’s shareholders will be realized through the continued pursuit and eventual completion of the strategic course of action previously agreed to between Republic and Allied.  Similarly, BGI believes that Waste shareholders will be best served in the long run by Waste continuing to focus on improving its existing operations.

Cascade Investment, L.L.C, is wholly owned by William H. Gates III.  Bill & Melinda Gates Foundation Trust owns and manages the assets that fund Bill & Melinda Gates Foundation.

CONTACT:

Heidi Sinclair, +1-206-390-6104